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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE ESTÉE LAUDER COMPANIES INC.

(Name of Issuer)

CLASS A COMMON STOCK
PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

CHRISTOPHER C. ANGELL, ESQ.
PATTERSON, BELKNAP, WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 518439 10 4			13D	Page 2 of [__]

1.	Name of Reporting Person: Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder as Grantor		I.R.S. Identification No. of above person (entities only): 13-7385892

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,778,882

		8.	Shared Voting Power: —

		9.	Sole Dispositive Power: 4,778,882

		10.	Shared Dispositive Power: —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,778,882

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 3.4% ** SEE ITEM 5

14.	Type of Reporting Person (See Instructions): OO

ITEM 1.	SECURITY AND ISSUER
     The title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $.01 per share (“Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.	IDENTITY AND BACKGROUND
     This statement is being filed by the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder as Grantor (the “Reporting Person”), with a business address of c/o Richard D. Parsons, One Time Warner Center, New York, New York 10019. The Reporting Person was organized in the State of New York.
     During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Effective as of October 7, 2005, (i) 3,359,906 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), of the Issuer, that were held by the Trust f/b/o Jane Lauder u/a/d December 15, 1976 created by Estée Lauder and Joseph H. Lauder, as Grantors (the “Accumulation Trust”), and (ii) 1,418,976 shares of Class B Common Stock that were held by the Trust f/b/o Jane Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the “Distribution Trust” and, together with the Accumulation Trust, the “Irrevocable Trusts”), each of which is an irrevocable trust, were distributed (the “Distribution”) to the Reporting Person, a revocable trust. The Irrevocable Trusts were, and continue to be, parties to the Stockholders’ Agreement (as defined in Item 6 below) among certain stockholders of the Issuer that is described in Item 6 of this statement. In compliance with the requirements of the Stockholders’ Agreement in connection with the Distribution, the Reporting Person became a party to the Stockholders’ Agreement as well. By virtue of becoming a party to the Stockholders’ Agreement, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. This statement on Schedule 13D is being filed merely as a result of the Reporting Person’s having become a party to the Stockholders’ Agreement. No consideration was paid by the Reporting Person for the Distribution or for becoming a party to the Stockholders’ Agreement. The Irrevocable Trusts and the trustee of the Reporting Person and the Irrevocable Trusts report separately on Schedule 13G.

ITEM 4.	PURPOSE OF TRANSACTION
     The distribution of 4,778,882 shares of Class B Common Stock that were held by the Irrevocable Trusts to the Reporting Person was effected pursuant to the terms of the Irrevocable Trusts, and the Reporting Person became a party to the Stockholders’ Agreement for the purpose of allowing the Irrevocable Trusts to effect the Distribution in compliance with the Stockholders’ Agreement, to which they are parties.

     The Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER
     (a) As of October 7, 2005, the Reporting Person beneficially owned 4,778,882 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.
     Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 4,778,882 shares of Class A Common Stock, which would constitute 3.4% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of December 31, 2004).
     Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s Stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,778,882 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 4.8% of the aggregate voting power of the Issuer.
     (b) Richard D. Parsons, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 4,778,882 shares of Class B Common Stock of the Issuer owned by the Reporting Person.
     (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.
     (d) Richard D. Parsons, as the sole trustee of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,778,882 shares of Class B Common Stock of the Issuer owned by the Reporting Person. Jane Lauder, as the beneficiary of the Reporting Person, has the right to receive such amounts of income and principal from the Reporting Person as she shall request or as the trustee of the Reporting Person shall deem advisable.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Effective as of October 7, 2005, the Reporting Person, in connection with the Distribution, became a party to a stockholders’ agreement dated November 22, 1995, as amended, among the parties listed on Exhibit H attached hereto (the “Stockholders’ Agreement”). The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.
     The Reporting Person is not party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2003).*

Exhibit B	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).*

Exhibit E	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.*

Exhibit H	List of parties to Stockholders’ Agreement.

*	Incorporated by reference

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder as Grantor

Dated:	October 7, 2005	By:	/s/ Richard D. Parsons

Richard D. Parsons, Trustee

EXHIBIT INDEX

Exhibit A	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2003).*

Exhibit B	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).*

Exhibit E	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.*

Exhibit H	List of parties to Stockholders’ Agreement.

*	Incorporated by reference